                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-91222



PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 11, 1995)

                                1,900,000 SHARES

(LOGO) JDN                  JDN REALTY CORPORATION
                                  COMMON STOCK
                             ---------------------

     JDN Realty Corporation (the "Company" or "JDN") is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of November 13, 1996, the Company owned and operated, either directly or through affiliated entities or joint ventures, 47 properties containing approximately 5.8 million square feet of gross leasable area located in nine states, primarily in the Southeast.

     All of the shares of common stock of the Company (the "Common Stock") offered hereby are being sold by the Company (the "Offering"). To assist the Company in maintaining its qualification as a REIT, ownership by any person is limited to 8% of the Common Stock, with certain exceptions.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "JDN." On November 13, 1996, the last reported sale price of the Common Stock on the NYSE was $25.75. The Company pays regular quarterly distributions. See "Price Range of Common Stock and Distributions."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO             DISCOUNTS           PROCEEDS TO
                                         PUBLIC         AND COMMISSIONS(1)       COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share                                $25.75                $1.29               $24.46
-------------------------------------------------------------------------------------------------
Total(3)                               $48,925,000          $2,451,000           $46,474,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at $100,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 285,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $56,263,750, $2,818,650 and $53,445,100, respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about November 19, 1996 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                             ---------------------

SMITH BARNEY INC.                            THE ROBINSON-HUMPHREY COMPANY, INC.

November 13, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ------------------

                        ADDITIONAL AVAILABLE INFORMATION

     The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the SEC.

           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

     The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of November 13, 1996, the Company owned and operated, either directly or through affiliated entities or joint ventures, 47 properties containing approximately 5.8 million square feet of gross leasable area ("Company GLA") located in nine states, primarily in the Southeast. The principal tenants of the Company's properties include Wal-Mart, Lowe's, Kroger and Bruno's. The Company also owns 37 undeveloped parcels of land containing a total of 107 acres which are available for ground leasing, tenant expansion or future retail development.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 125 shopping center projects, 90 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 140 outparcels.

     The Company's business objective is to increase its funds from operations by (i) development of new shopping centers anchored by strong retail tenants with high credit quality, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels, and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.

                              RECENT DEVELOPMENTS

     Development. During the quarter ended September 30, 1996 and through November 13, 1996, the Company's development activities resulted in the following:

     - In Newnan, Georgia, the completion of a 424,000 square foot shopping center project anchored by Wal-Mart, Lowe's and Uptons (owned by Uptons). The center is 100% leased.

     - In Canton, Georgia, the opening of a 199,000 square foot Wal-Mart Supercenter, part of a 238,000 square foot shopping center project.

     - In Greenville, North Carolina, the opening of Target (owned by Target), T.J. Maxx, Circuit City, Barnes & Noble, Shoe Carnival, Dress Barn and Chili's. These tenants represent 199,000 square feet of a 325,000 square foot shopping center project.

     - In Conyers, Georgia, the opening of a Wal-Mart Supercenter (owned by Wal-Mart), Home Depot (owned by Home Depot), Rhodes and Sport Shoe Expo. These tenants represent 362,000 square feet of a 432,000 square foot shopping center project.

     - In Asheville, North Carolina, the opening of Circuit City, Office Max and Michaels. These tenants represent 77,000 square feet of a 188,000 square foot shopping center project.

     - In Greensboro, North Carolina, the groundbreaking of a 470,000 square foot shopping center project anchored by Target (to be owned by Target), Kohl's, Home Place, Baby Superstore and Petsmart. Other anchor stores that have committed to lease in the Greensboro shopping center but have not yet signed lease agreements are Kroger and Shoe Carnival.

     The following is a summary of the Company's development projects which, as of November 13, 1996, are under construction:

                                        TOTAL GLA      COMPANY                           PERCENTAGE OF
                              ANCHOR     (SQUARE         GLA         ESTIMATED TOTAL    TOTAL GLA LEASED      PROJECTED TENANT
          LOCATION            TENANTS   FEET)(5)    (SQUARE FEET)     PROJECT COST      OR COMMITTED(6)           OPENINGS
  -------------------------  ---------  ---------   -------------   -----------------   ----------------   ----------------------
  Canton, GA...............  Wal-Mart    238,000        238,000       $  13,900,000            97.1%       3rd Qtr 96/1st Qtr 97
  Greenville, NC...........  Target(1),  325,000        228,000          18,485,000            96.2              4th Qtr 96
                             Kroger,
                             T.J. Maxx,
                             Circuit
                             City,
                             Barnes &
                             Noble,
                             Reading
                             China,
                             Shoe
                             Carnival
  Conyers, GA(2)...........  Wal-Mart(1),  432,000      128,000           7,726,000            89.6        3rd Qtr 96/1st Qtr 97
                             Home
                             Depot(1),
                             Rhodes,
                             Petsmart,
                             Goody's,
                             Sport
                             Shoe Expo
  Asheville, NC(4).........  Food        188,000        188,000          15,713,000            98.3        3rd Qtr 96/1st Qtr 97
                             Lion,
                             Circuit
                             City,
                             Carmike
                             Cinemas,
                             Goody's,
                             Office
                             Max,
                             Michaels
  Warner Robins, GA........  Lowe's      156,000        156,000          10,688,000            84.6              2nd Qtr 97
  Monaca, PA...............  Lowe's      154,000        154,000          10,961,000            81.8        2nd Qtr 97/1st Qtr 98
  Cumming, GA..............  Wal-Mart(3),  455,000      353,000          21,890,000            67.3        3rd Qtr 97/4th Qtr 97
                             Home
                             Depot(1)
  Winston-Salem, NC........  Wal-Mart    205,000        205,000          14,316,000           100.0              2nd Qtr 97
  Greensboro, NC...........  Target(1),  470,000        348,000          28,300,000            70.4        4th Qtr 97/1st Qtr 98
                             Kohl's,
                             Kroger(3),
                             Home
                             Place,
                             Baby
                             Superstore,
                             Petsmart,
                             Shoe
                             Carnival(3)
                                        ---------     ---------        ------------
   Total or Average........             2,623,000     1,998,000       $ 141,979,000            84.5%
                                        =========     =========        ============

---------------

(1) Tenant will build and own its portion of the shopping center project.
(2) Project is owned by a joint venture that is 60% owned by the Company and 40% owned by two unaffiliated third parties.
(3) Anchor tenant has committed to lease but has not yet delivered a signed lease agreement to the Company and, therefore, there can be no assurance that a lease agreement with this tenant will be executed.
(4) Project is owned by a joint venture that is 50% owned by the Company and 50% owned by an unaffiliated third party.
(5) Represents Company GLA plus square footage of the project not owned by the Company.
(6) Calculated by adding the square footage of executed leases with the Company, square footage of leases that the Company expects to be leased by anchor tenants, and the square footage of anchor tenants who will own their portion of the project, and dividing this total by Total GLA.

     Leasing and Management. The following information represents results of the Company's leasing and management activities:

     - On a same property basis, annualized base rent per square foot increased to $6.40 as of September 30, 1996 from $6.31 as of September 30, 1995.

     - During the quarter ended September 30, 1996, the Company executed new leases for 13,318 square feet at an average rental rate of $9.88 per square foot.

     - During the quarter ended September 30, 1996, contractual rental increases averaging 5.0% went into effect under 61 tenant leases.

     - The occupancy rate for the Company's operating portfolio of shopping center projects was 98.7% as of September 30, 1996.

     Tenant Information. The following table sets forth, as of September 30, 1996, certain information with respect to tenants which individually account for more than 2% of annualized base rent:

                                       NUMBER                     COMPANY      PERCENTAGE OF   PERCENTAGE OF
                                      OR STORES   ADDITIONAL        GLA         ANNUALIZED        COMPANY
                 TENANT                LEASED     STORES(1)    (SQUARE FEET)     BASE RENT          GLA
    --------------------------------  ---------   ----------   -------------   -------------   -------------
    Wal-Mart........................      17          10         1,776,765          23.7%           31.4%
    Lowe's..........................       7           1           714,006          12.0            12.6
    Kroger..........................       5           2           299,338           6.2             5.3
    Bruno's.........................       6           1           316,631           5.0             5.6
    Kmart...........................       4           0           389,564           4.6             6.9
    Food Lion.......................       6           0           164,798           2.9             2.9
    Winn-Dixie......................       4           0           160,328           2.7             2.8
                                          --          --
                                                                 ---------          ----            ----
              Total.................      49          14         3,821,430          57.1%           67.5%
                                          ==          ==         =========          ====            ====

---------------

(1) Represents additional tenant stores that are not owned by the Company but are part of or adjacent to the Company's shopping center projects.

     The following tables set forth, as of September 30, 1996, certain information with respect to the type of tenant space leased by the Company:

                                                                                             ANNUALIZED
                                     COMPANY      PERCENTAGE                  PERCENTAGE      BASE RENT
                                       GLA        OF COMPANY   ANNUALIZED    OF ANNUALIZED   PER LEASED
        TYPE OF TENANT SPACE      (SQUARE FEET)      GLA        BASE RENT      BASE RENT     SQUARE FOOT
    ----------------------------  -------------   ----------   -----------   -------------   -----------
    Anchor......................    4,430,163         78.4%    $25,053,579        67.9%        $  5.66
    Non-Anchor Retail...........    1,144,316         20.3      11,853,724        32.1           10.36
    Unleased....................       75,654          1.3               0         0.0            0.00
                                    ---------        -----     -----------       -----          ------
              Total or
                Average.........    5,650,133        100.0%    $36,907,303       100.0%        $  6.62
                                    =========        =====     ===========       =====          ======

                                                                                             ANNUALIZED
                                     COMPANY      PERCENTAGE                  PERCENTAGE      BASE RENT
                                       GLA        OF COMPANY   ANNUALIZED    OF ANNUALIZED   PER LEASED
        TYPE OF TENANT SPACE      (SQUARE FEET)      GLA        BASE RENT      BASE RENT     SQUARE FOOT
    ----------------------------  -------------   ----------   -----------   -------------   -----------
    National....................    3,914,615         69.3%    $23,943,722        64.9%        $  6.12
    Regional....................    1,213,340         21.5       8,323,734        22.5            6.86
    Local.......................      446,524          7.9       4,639,847        12.6           10.39
    Unleased....................       75,654          1.3               0         0.0            0.00
                                    ---------        -----     -----------       -----          ------
              Total or
                Average.........    5,650,133        100.0%    $36,907,303       100.0%        $  6.62
                                    =========        =====     ===========       =====          ======

     Other Developments. The Company has agreed to purchase the interest of its joint venture partner in the limited liability company that owns the Asheville, North Carolina property upon completion of development. The Company is obligated to purchase the interest of its joint venture partner in the limited liability company that owns the Loganville, Georgia property under certain circumstances.

     The Company has entered into a purchase agreement for the acquisition of a Bruno's-anchored shopping center containing a total of 123,031 square feet in Decatur, Alabama. This acquisition is subject to certain closing conditions and, therefore, there can be no assurance that this acquisition will be consummated.

     Robert P. Corker, Jr. of Nashville, Tennessee was elected to fill a vacant seat on the Company's Board of Directors at a meeting of the Board held in September 1996. Mr. Corker is the chief executive officer of The Corker Group, a commercial real estate development firm, and formerly served as the Commissioner of Finance and Administration for the State of Tennessee.

                                  THE OFFERING

Common Stock Offered hereby................  1,900,000 shares
Common Stock to be Outstanding after the
  Offering.................................  12,912,054 shares (1)
Use of Proceeds............................  Primarily to repay indebtedness under its $40 million revolving line of credit with Bankers
                                             Trust Company (the "Bank Credit Facility") and
                                             to retire interim financing incurred to fund the
                                             Company's development, redevelopment and
                                             acquisition activities
NYSE Symbol................................  JDN

---------------

(1) Excludes 1,620,813 shares of common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan and 1993 Non-Employee Director Stock Option Plan, 498,390 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan, and 100,000 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated expenses of this Offering, are approximately $46.4 million ($53.3 million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the net proceeds primarily to repay amounts outstanding under the Bank Credit Facility and to retire interim financing incurred to fund the Company's development, redevelopment and acquisition activities. The Company intends to use approximately $26.1 million of the net proceeds to repay amounts outstanding under the Bank Credit Facility, approximately $17.6 million of the net proceeds to repay an outstanding construction loan related to its development project in Cartersville, Georgia, and approximately $2.7 million of the net proceeds to repay an outstanding construction loan related to its redevelopment project in Woodstock, Georgia.

     The Bank Credit Facility bears interest at the 30-day Eurodollar rate plus 1.50% (6.9375% at October 31, 1996) and matures in June 1998. The Cartersville, Georgia construction loan had an outstanding principal balance of $17.6 million at October 31, 1996, bears interest at LIBOR plus 1.50% (6.9567% at October 31,
1996) and matures in February 1998. The Woodstock, Georgia construction loan had an outstanding principal balance of $2.7 million at October 31, 1996, bears interest at LIBOR plus 1.75% (7.125% at October 31, 1996) and matures in August 1997.

     If the Underwriters' over-allotment option is exercised in whole or in part, any balance of the net proceeds will be used for one or more of the following: (i) to repay amounts outstanding under the Bank Credit Facility, (ii) to repay amounts outstanding under construction loans related to development properties, (iii) to fund current development or acquisition projects, (iv) to develop and acquire new properties or (v) for working capital purposes.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock is listed on the NYSE under the symbol "JDN." The following table sets forth the range of high and low sale prices on the NYSE for the period from March 22, 1994, when public trading of the Common Stock commenced, through November 13, 1996, and the distributions per share declared by the Company for the periods indicated:

                                                                                  DISTRIBUTIONS
                                                           HIGH         LOW         PER SHARE
                                                          -------     -------     -------------
    1994
    First Quarter (beginning March 22, 1994)............  $23.500     $21.625       $ --     (1)
    Second Quarter......................................   23.750      21.125           .4375(1)
    Third Quarter.......................................   23.250      20.375           .4375
    Fourth Quarter......................................   22.250      17.875           .4375
    1995
    First Quarter.......................................   20.625      18.375           .4375
    Second Quarter......................................   21.125      18.000           .4550(2)
    Third Quarter.......................................   22.375      19.625           .4550
    Fourth Quarter......................................   22.500      20.000           .4550
    1996
    First Quarter.......................................   24.250      20.625           .4550
    Second Quarter......................................   22.875      20.375           .4750(3)
    Third Quarter.......................................   24.500      20.875           .4750
    Fourth Quarter (through November 13, 1996)..........   26.500      23.750         --     (4)

---------------

(1) The Company's initial distribution was $.4521, representing $.0146 paid for a portion of the quarter ended March 31, 1994, and $.4375 paid for the quarter ended June 30, 1994.
(2) On May 24, 1995, the Company increased its quarterly distribution from $.4375 to $.4550 per share.
(3) On June 11, 1996, the Company increased its quarterly distribution from $.4550 to $.4750 per share.
(4) As of the date of this Prospectus Supplement, the Company's Board of Directors had not declared the amount of the quarterly distribution for the quarter ending December 31, 1996.

     On November 13, 1996, the last reported sale price of the Common Stock on the NYSE was $25.75 per share. As of November 13, 1996, there were approximately 270 holders of record of the Company's Common Stock. The Company's current indicated annualized distribution is $1.90 per share. Management believes that a portion of the Company's distributions declared in 1996 to shareholders will be a return of capital for federal income tax purposes.

     During April 1995, the Company implemented a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), which permits shareholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any broker commissions or service charges. Shareholders who do not participate in the Plan continue to receive cash distributions, as paid.

     The Company intends to continue to pay regular quarterly distributions to shareholders. Future distributions will be declared and paid at the discretion of the Board of Directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the board of directors deems relevant.

     The Company anticipates that cash available for distribution will be greater than earnings and profits, as a result of non-cash expenses, comprised primarily of depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company must make annual distributions to shareholders of at least 95% of its taxable income. Under certain circumstances, which management of the Company does not expect to occur, the Company could be required to make distributions in excess of cash available for distribution in order to meet such requirements.

                                  UNDERWRITING

     Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                             NAME OF UNDERWRITER                               NUMBER OF SHARES
-----------------------------------------------------------------------------  ----------------
Smith Barney Inc.............................................................      1,330,000
The Robinson-Humphrey Company, Inc...........................................        570,000
                                                                                   ---------
          Total..............................................................      1,900,000
                                                                                   =========

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Common Stock is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.77 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 285,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares of Common Stock solely for the purpose of covering over-allotments, if any, incurred in connection with the distribution of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the table above bears to the total number of shares listed in such table.

     Subject to certain exceptions, the Company, its executive officers and directors have agreed that, for a period of 30 days from the date of this Prospectus Supplement, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by this Prospectus Supplement will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. In addition, the description of federal income tax consequences contained in the section of the accompanying Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company.

     Certain legal matters relating to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS

                             JDN REALTY CORPORATION

                                  $200,000,000
    COMMON STOCK, COMMON STOCK WARRANTS, PREFERRED STOCK AND DEBT SECURITIES

      JDN Realty Corporation (the "Company") operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, and may from time to time offer in one or more series (i) shares of common stock, par value $.01 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), (iii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), or (iv) debt securities (the "Debt Securities"), with an aggregate public offering price of up to $200,000,000 (or the equivalent thereof in foreign currencies or currency units) in amounts, at prices and on terms to be determined at the time of any such offering. The Company may offer the Common Stock, Common Stock Warrants, Preferred Stock, and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, the specific number of shares and issuance price per share; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Stock, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for any sinking fund payments, terms for conversion into Common Stock, Preferred Stock or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a REIT for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                            ------------------------

    SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 11, 1995

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such materials and other information concerning the Company also will be available for inspection at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document which has previously been filed by the Company with the Commission under the Exchange Act (File No. 1-12844) is incorporated herein by reference: the Annual Report on Form 10-K for the year ended December 31, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company, at 3340 Peachtree Road, Suite 1530, Atlanta, Georgia 30326, Attention: Investor Relations, (404) 262-3252.

                                  THE COMPANY

     JDN Realty Corporation (the "Company") is a fully integrated, self-administered and self-managed real estate company that operates as a REIT. The Company develops, redevelops, acquires, leases and manages power and community shopping centers located primarily in the southeastern United States. As of March 31, 1995, the Company owned and operated 39 shopping center properties containing approximately 4.2 million square feet of gross leasable area.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company expects to continue to develop power and community shopping centers in close cooperation with Wal-Mart, Lowe's Home Centers and other major anchor tenants. The Company credits much of its success to its strong relationships with national, regional and local tenants, financing sources and other real estate companies, which it has developed during its years of operations. The Company continuously works to improve existing tenant relationships and to develop new tenant relationships.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the development, redevelopment and acquisition of shopping center properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio and the repayment of outstanding indebtedness.

     Pending such uses, net proceeds of any offering of Securities will be invested in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with the Company's qualification as a REIT, the Company's Articles of Incorporation, as amended (the "Articles of Incorporation") and the Company's agreements with its lenders.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered by this Prospectus.

SIGNIFICANT RELIANCE ON MAJOR TENANTS

     As of December 31, 1994, approximately 49% of the gross leasable area owned and leasable by the Company ("Company GLA") was leased to Wal-Mart, Kmart, Lowe's Home Centers and Winn-Dixie, and approximately 39% of total base rents was attributable to these tenants. At December 31, 1994, Wal-Mart occupied approximately 26% of the Company GLA, and for the year ended December 31, 1994, Wal-Mart accounted for 20% of the Company's total minimum rent. No other single tenant accounts for more than 10% of Company GLA or more than 10% of base rents. The Company could be adversely affected and distributions could be reduced in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of such tenants, or if any of such tenants is unable to pay its rent as it becomes due or does not renew its leases as they expire.

DEPENDENCE ON AND INFLUENCE OF PRINCIPALS, DIRECTORS AND EXECUTIVE OFFICERS

     The Company is dependent on the efforts of its principals, J. Donald Nichols and Elizabeth L. Nichols (collectively, the "Principals"), and its other executive officers. The loss of their services could have an adverse effect on the operations of the Company. The Principals and William J. Kerley are the only executive officers of the Company who have entered into employment agreements with the Company.

     The Principals, each of whom is a director and an executive officer, and the other directors and executive officers of the Company have substantial influence on the affairs of the Company, including the ability of the directors to amend the investment and financing policies of the Company without a vote of the holders of the Common Stock. Any such amendments could result in decisions that are detrimental to the value of the Company.

RISK OF LEVERAGE AND DEFAULT; RISK OF BALLOON PAYMENTS OF DEBT

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash provided by operating activities will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to pay or refinance indebtedness on its properties or that the terms of a refinancing will not be as favorable as the terms of existing indebtedness.

     If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to make distributions or payments to holders of the Securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's funds from operations. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     The Company's present policy prohibits incurring debt (secured or unsecured) in excess of 60% of total market capitalization. This limitation can be changed by the Board of Directors without approval of the holders of the Common Stock. The Articles of Incorporation and Bylaws of the Company do not limit the amount of borrowings the Company can incur.

GENERAL REAL ESTATE INVESTMENT RISKS

     General. Real property investments are subject to varying degrees of risk. Real estate values and the income generated from real estate investments may be affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of or a reduction in demand for shopping center space in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and variable operating costs (including real estate taxes). Real estate values and the income from real properties are also affected by such factors as the costs associated with government regulations, interest rate levels, the availability of financing and potential liability under and changes in environmental and other laws. Since substantially all of the Company's income is derived from rental income from real property, the Company's income would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord. In addition, certain significant expenditures associated with ownership of real estate (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

     Operating Risks. The Properties are subject to all operating risks common to shopping center developments. Such risks include: competition from other shopping center developments; excessive building of comparable properties or increases in unemployment in the areas in which the Company's properties are located, either of which might adversely affect occupancy or rental rates; increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents; inability or unwillingness of lessees to pay rent increases; and future enactment of laws regulating public places, including present and possible future laws relating to access by disabled persons. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurred, the Company's ability to make distributions or payments to holders of the Securities could be adversely affected. The operations of each shopping center in the Company's portfolio are subject to competition from similar shopping centers in their respective locations.

     Illiquidity of Real Estate. Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. Further, the Internal Revenue Code of 1986, as amended (the "Code"), places limits on a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of the Securities. The Company intends to hold its properties as long-term investments and does not have any present intent to sell any of its properties.

     Ability to Rent Unleased Space. The ability of the Company to rent unleased space is affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with tenants in shopping centers. In addition, the Company may incur costs in making improvements or repairs to a property required by a new tenant.

     Effect of Uninsured Loss on Performance. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars or earthquakes) are either uninsurable or insurable only at costs which are not economically justifiable. Should an uninsured loss occur, the Company could lose both its invested capital in, and anticipated profits from, the property and would continue to be obligated to repay any recourse mortgage indebtedness on the property.

     Competition. There are numerous commercial developers, real estate companies and other owners of real estate, including those that operate in the region in which the Company's properties are located, that compete with the Company in seeking land for development, properties for acquisition and tenants for properties. Certain of these competitors may have greater capital and other resources than the Company.

     Potential Environmental Liability and Cost of Remediation. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and injuries to persons and adjacent property). These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property.

The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed the value of the property. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the owner's revenues.

     Americans with Disabilities Act. The Company's properties and any additional developments or acquisitions must comply with Title III of the Americans with Disabilities Act (the "ADA"). Compliance with ADA requirements could require removal of structural, architectural or communication barriers to handicapped access and utilization in certain public areas of the Company's properties. Noncompliance could result in injunctive relief, imposition of fines or an award of damages to private litigants. If changes are required to bring any of the properties into compliance with the ADA, the Company's ability to make expected distributions could be adversely affected. The Company believes that its competitors face similar costs to comply with the requirements of the ADA.

RISKS INHERENT IN DEVELOPMENT AND ACQUISITION ACTIVITIES

     Developing or expanding existing shopping centers is an integral part of the Company's strategy for maintaining and enhancing the value of its shopping center portfolio. While the Company's policies with respect to its activities are intended to limit some of the risks otherwise associated with those activities (including not commencing construction on a project prior to signing a lease with an anchor tenant), the Company nevertheless will incur certain risks, including risks related to delays in construction and lease-up, costs of materials, financing availability, volatility in interest rates, labor availability, and the failure of properties to perform as expected.

LIMITATIONS ON POTENTIAL CHANGES IN CONTROL

     Certain provisions of the Company's Articles of Incorporation and Bylaws and Maryland law may make a change in the control of the Company more difficult, even if a change of control were in the shareholders' interest. These provisions include the limitation on ownership of the Company's capital stock by any single holder (other than the Principals, their immediate family and certain affiliates) to (a) 8% of either the number or the value of the outstanding shares of Common Stock and (b) 8% of either the number or the value of the outstanding shares of Preferred Stock, the staggered terms of the Company's Board of Directors, super-majority voting and business combination provisions and the ability of the Board of Directors to issue Preferred Stock without shareholder approval.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities of Failure to Qualify as a REIT. The Company is treated for federal income tax purposes as a REIT under the Code. No assurance can be given that the Company will continue to operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of such qualification.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a corporation and distributions to the holders of the Capital Stock would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce the net earnings of the Company available for investment or distribution or payment to holders of the Securities because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company will be required to distribute at least 95% of its taxable income to its shareholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences. See "Federal Income Tax Considerations."

     Other REIT Taxes. Although qualified to be taxed as a REIT, certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for the year ended December 31, 1994 was 1.64.

     For purposes of computing this ratio, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income tax benefit, net gain (loss) on real estate sales, extraordinary items and cumulative effect of change in accounting principle. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of deferred debt costs.

     Prior to completion of the Company's initial public offering of its common stock on March 29, 1994, the Company and its predecessor businesses were privately held and operated in a manner to minimize net taxable income and to fund any operating cash flow deficits through the sale of shopping center properties. As a result, although the Company historically generated positive cash flow, it had net losses for the years ended December 31, 1993, 1992, 1991, and 1990. Consequently, the computation of the ratio of earnings to fixed charges for such years indicates that earnings were inadequate to cover fixed charges by approximately $1.2 million, $1.8 million, $6.4 million, and $9.9 million for the years ended December 31, 1993, 1992, 1991, and 1990, respectively.

     The proceeds from the initial public offering and related transactions permitted the Company to significantly deleverage many shopping center properties, resulting in a significantly higher ratio of earnings to fixed charges for periods subsequent to March 1994.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue an aggregate of 170,000,000 shares of capital stock, which includes 150,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. As of March 15, 1995, 7,530,844 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code in any taxable year,
(i) not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain complex attribution rules), by five or fewer individuals (as defined in the Code) at any time during the last half of its taxable year, and (ii) its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to ensure that requirement (i) above is satisfied, the Board of Directors shall refuse to transfer shares of the Common Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value of the outstanding Common Stock and to transfer shares of Preferred Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value.

     In connection with the foregoing, if the Board of Directors shall, at any time and in good faith, believe that direct or indirect ownership (as determined under applicable federal tax attribution rules) of at least 8% or more either in number or value of the outstanding capital stock has or may become concentrated in the hands of one beneficial owner (other than the Principals), their family and certain affiliates), the Board of Directors shall refuse to transfer or issue capital stock, to a person whose acquisition of such capital stock would cause a beneficial holder to hold in excess of 8% in value of the outstanding capital stock, subject to certain exceptions specified in the Articles of Incorporation. Further, any transfer of capital stock that would create a beneficial owner of more than 8% of the outstanding capital stock (other than to the Principals, their family and certain affiliates, and certain exceptions specified in the Articles of Incorporation) shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. As of March 15, 1995, the Principals, members of their family and certain affiliates beneficially owned in excess of 8% in value of the outstanding Common Stock of the Company and may continue to do so. The Principals, members of their family and certain affiliates may acquire additional shares of Common Stock but not such that any five individuals (as defined in the Code), taking into account the 8% limit, would beneficially own more than 49.9% of the Company's outstanding Common Stock.

     The Board of Directors is entitled to waive the ownership limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the stockholder with respect to preserving the REIT status of the Company.

     If at any time there is a transfer in violation of such restrictions, those shares of outstanding capital stock in excess of 8% either in number or value of the Company's outstanding Common Stock, and those shares of outstanding Preferred Stock in excess of 8% either in number or value of the Company's outstanding Preferred Stock, subject to the foregoing exceptions ("Excess Shares"), shall be deemed to have been transferred to the Company, as trustee for the benefit of such persons to whom the Excess Shares are later transferred. Subject to the Company's right to purchase the Excess Shares, the interest in the trust representing the Excess Shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee for the Excess Shares. Excess Shares shall have no voting rights, and shall not be considered for the purpose of any shareholder vote or determining a quorum, but shall continue to be reflected as issued and outstanding stock. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to purchase Excess Shares for the lesser of the amount paid by the intended transferee for the Excess Shares or the market price. The market price for any capital stock so purchased, shall be equal to the fair market value of such Excess Shares reflected in (i) the closing sales price for the capital stock, if then listed on only one national securities exchange, or (ii) the average closing sales price of such capital stock if then listed on more than one national securities exchange, or (iii) if the capital stock is not then listed on a national securities exchange, the latest bid quotation for the capital stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by the Company. If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such capital stock as determined by the Board of Directors in good faith.

     All persons who own a specified percentage (or more) of the outstanding capital stock of the Company must file a certificate with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between one-half of one percent and five percent, depending on the number of record holders of stock. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect, and constructive ownership of shares of stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 150,000,000 shares of Common Stock. As of March 15, 1995, 7,530,844 shares of Common Stock were outstanding, held by 192 record holders.

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of Common Stock Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the Company and after required distributions to holders of Preferred Stock, if any. Each share is entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock have no cumulative voting rights.

EXCHANGE LISTING

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol JDN.

BUSINESS COMBINATIONS

     Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Shareholder") must be: (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and
(ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's holders of capital stock receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. In addition, an Interested Shareholder or affiliate thereof may not engage in a business combination with the corporation for a period of five years following the most recent date the person became an Interested Shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to a person's becoming an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of all the corporation's shares entitled to vote on the matter, excluding shares owned by the acquirer, officers and directors who are also employees of the corporation. "Control shares" are shares which, if aggregated with all other shares owned by the person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the outstanding shares entitled to vote. Control shares do not include shares which the acquiring person is entitled to vote because the required shareholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has undertaken to reimburse certain expenses of the corporation and has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     Subject to certain conditions and limitations, if the voting rights of the control shares were considered and not approved, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition by the acquirer or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless the articles of incorporation or bylaws of the corporation provide otherwise prior to the control share acquisition. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or exempted by the Articles of Incorporation or bylaws of the Corporation prior to a control share acquisition.

     The limitation on ownership of the Company's Stock set forth in the Articles of Incorporation, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Company has reserved 500,000 shares of Common Stock for issuance under its Dividend Reinvestment and Stock Purchase Plan (the "Plan") to provide record owners of the Company's Common Stock with a method of investing dividends and other distributions paid in cash in additional shares of the Company's Common Stock. The Company may issue original issue shares under the Plan or, from time to time, direct First Union National Bank of North Carolina, as the Company's agent under the Plan, to repurchase shares of the Company's Common Stock in the open market for sale under the Plan. To the extent shares of Common Stock purchased under the Plan are purchased from the Company, the Company will receive additional funds to be used for its general corporate purposes.

RESTRICTIONS ON OWNERSHIP

     The Common Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina ("First Union").

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such

Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants;
(3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with such offered Securities; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations relevant to a holder of such Common Stock Warrants; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants. Additionally, the section captioned "Description of Capital Stock" includes a description of certain restrictions on transfer of the Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding as of March 15, 1995.

     The following description of the Preferred Stock sets forth anticipated certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Prospectus Supplement and Articles of Incorporation (including the amendment describing the designations, rights, and preferences of each series of Preferred Stock) and Bylaws.

     Subject to limitations prescribed by Maryland law and the Articles of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or the duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (3) the dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock; (6) the provision for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (10) a discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock; (11) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (13) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT and (14) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and
(iii) junior to all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders

(with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any series of Preferred Stock may provide that, so long as any shares of such series of Preferred Stock remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Articles of Incorporation, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of Preferred Stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon a proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would alter the contract rights, as set forth in the Articles of Incorporation, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     The Preferred Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

                         DESCRIPTION OF DEBT SECURITIES

     The Company may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by the Company and one or more trustees (each a "Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be direct obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of the Company. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

          (14) any provisions for collateral security for repayment of such Debt Securities;

          (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

          (18) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     It is expected that the Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

COVENANTS

     The Indenture will contain covenants requiring the Company to take certain actions and prohibiting the Company from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will described specific "Events of Defaults" with respect to any series of Debt Securities issued thereunder. Such "Events of Defaults" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of a Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on anysuch Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     The Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the Holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, Holders of Subordinated Securities will be subrogated to the right of Holders of Senior Securities to the extent that distributions otherwise payable to Holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of the Company's most recent fiscal quarter.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The Company believes that it has qualified and intends to remain qualified to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Code, commencing with the taxable period beginning March 26, 1994 and ending December 31, 1994. The following discussion addresses the material tax considerations relevant to the taxation of the Company and summarizes certain federal income tax consequences that may be relevant to certain shareholders. However, the actual tax consequences of holding particular Securities being issued by the Company may vary in light of a prospective Securities holder's particular facts and circumstances. Certain holders, such as tax-exempt entities, insurance companies and financial institutions, are generally subject to special rules. In addition, the following discussion does not discuss issues under any foreign, state or local tax laws. The tax treatment of a holder of any of the Securities offered by Prospectus Supplements will vary depending upon the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address aspects of federal income taxation relating to holders of particular Securities. Certain federal income tax considerations relevant to holders of the particular Securities will be provided in the applicable Prospectus Supplement relating thereto. Waller Lansden Dortch & Davis has acted as tax counsel to the Company in connection with the filing of this Prospectus. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. No rulings have been obtained or are expected to be obtained from the IRS concerning any of the matters discussed herein. It should be noted that the Code, rules, regulations, and administrative and judicial interpretations are all subject to change (possibly on a retroactive basis).

     EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS WITH HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES,

INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     It is the opinion of Waller Lansden Dortch & Davis that the Company is organized and is operating in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year ending December 31, 1994, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations" and those concerning its business and properties as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by Waller Lansden Dortch & Davis. Accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy such requirements.

     If the Company initially failed to elect or qualify for taxation as a REIT or ceases to qualify as a REIT, and the relief provisions do not apply, the Company's income that is distributed to shareholders would be subject to the "double taxation" on earnings (once at the corporate level and again at the shareholder level) that generally results from investment in a corporation. Failure to qualify and to maintain qualification as a REIT would force the Company to reduce significantly its distributions and possibly incur substantial indebtedness or liquidate substantial investments in order to pay the resulting corporate taxes. In addition, the Company, once having obtained REIT status and having lost such status, would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to maintain its qualification was due to reasonable cause and not willful neglect, and certain other requirements were satisfied. In order to elect to again be taxed as a REIT, just as with the original election, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year.

TAXATION OF THE COMPANY

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders.

     However, the Company will be subject to federal income tax as follows:
First, the Company will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, any net income that the Company has from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income tests (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from preceding periods, then the Company will be subject to a four percent excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, to the extent that the Company recognizes gain from the disposition of an asset with respect to which there existed "built-in gain" as of January 1, 1994 and such disposition occurs within a 10-year recognition period beginning January 1, 1994, the Company will be subject to federal income tax at the highest regular corporate rate on the amount of its "net recognized built-in gain." Because the Company was a C corporation owning real property through 1993, prior to its S election effective January 1,

1994 and its subsequent election to be a REIT, it is anticipated that this election will be made. It is estimated that on January 1, 1994, the aggregate "built-in gain" was approximately $14.2 million. The Company may offset any net recognized built-in gain by available net operating loss carryforwards. On January 1, 1994, the Company had approximately $2.7 million in net operating loss carryforwards which expire at various dates through 2007. These properties, however, have not been independently appraised and the IRS may challenge the estimated built in gain with respect to any or all of such properties at a future time when, and if, such property is sold within the ten-year period. The Company will consider this tax effect when determining if it is in the best interest of the Company to sell a specific piece of real property.

REQUIREMENTS FOR QUALIFICATION AS A REIT

     To qualify as a REIT for a taxable year under the Code, the Company must have no earnings and profits accumulated in any non-REIT year. The Company also must elect or have in effect an election to be taxed as a REIT and must meet other requirements, some of which are summarized below, including percentage tests relating to the sources of its gross income, the nature of the Company's assets and the distribution of its income to shareholders. Such election, if properly made and assuming continuing compliance with the qualification tests described herein, will continue in effect for subsequent years. The Company intends to make such election for its taxable year ending December 31, 1994.

ORGANIZATIONAL REQUIREMENTS AND SHARE OWNERSHIP TESTS

     Section 856(a) of the Code defines a REIT as a corporation, trust or association; (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable, but for Sections 856 through 860 of the Code, as an association taxable as a domestic corporation; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons, determined without reference to any rules of attribution (the "share ownership test"); (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the "five or fewer test"); and (7) which meets certain other tests, described below, regarding the nature of its income and assets.

     Section 856(b) of the Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of fewer than 12 months. The "five or fewer test" and the share ownership test do not apply to the first taxable year for which an election is made to be treated as a REIT.

     The Company has issued sufficient shares to a sufficient number of people pursuant to its initial public offering to allow it to satisfy the share ownership test and the five or fewer test. In addition, to assist in complying with the five or fewer test, the Company's Articles of Incorporation contain certain provisions restricting share transfers where the transferee (other than the Principals, members of their families and certain affiliates, and certain exceptions specified in the Articles of Incorporation) would, after such transfer, own (a) more than 8% either in number or value of the outstanding Common Stock of the Company or (b) more than 8% either in number or value of the outstanding Preferred Stock of the Company. Pension plans and certain other tax exempt entities will have different restrictions on ownership. If, despite this prohibition, stock is acquired increasing a transferee's ownership to over 8% in value of either the outstanding Common Stock of the Company or Preferred Stock of the Company, the stock in excess of the 8% is deemed to be held in trust for transfer at a price which does not exceed what the purported transferee paid for the stock and, while held in trust, the stock is not entitled to receive dividends or to vote. In addition, under these circumstances, the Company also has the right to redeem such stock.

     Under the Revenue Reconciliation Act of 1993, for purposes of determining whether the "five or fewer test" (but not the share ownership test) is met, any stock held by a qualified trust (generally pension plans, profit-sharing plans and other employee retirement trusts) generally is treated as held directly by the trust's beneficiaries in proportion to their actuarial interests in the trust, and not held by the trust.

INCOME TESTS

     In order to maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from certain sales of property held primarily for sale) must be derived directly or indirectly from investments relating to real property (including "rents from real property") or mortgages on real property. When the Company receives new capital in exchange for its shares (other than dividend reinvestment amounts) or in a public offering of debt instruments with maturities of five years or longer, income attributable to the temporary investment of such new capital, if received or accrued within one year of the Company's receipt of the new capital, is qualifying income under the 75% test. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of property held primarily for sale) must be derived from such real property investments, dividends, interest, certain payments under interest rate swap or cap agreements, and gain from the sale or other disposition of stock, securities not held for sale in the ordinary course of business or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, including, without limitation, dispositions of interest rate swap or cap agreements, and gain from certain prohibited transactions or from other dispositions of real property and mortgages on real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income. (This rule does not apply for a year in which the REIT is completely liquidated, as to dispositions occurring after the adoption of a plan of complete liquidation.) For purposes of these rules, income derived from a "shared appreciation provision" in a real estate backed mortgage is treated as gain recognized on the sale of the property to which it relates.

     The Company may temporarily invest its working capital in short-term investments, including shares in other REITs or interests in REMICs. Although the Company will use its best efforts to ensure that its income generated by these investments will be of a type which satisfies the 75% and 95% gross income tests, there can be no assurance in this regard (see the discussion above of the "new capital" rule under the 75% gross income test). Moreover, the Company may realize short-term capital gain upon sale or exchange of such investments, and such short-term capital gain would be subject to the limitations imposed by the 30% gross income test. The Company has analyzed its gross income through December 31, 1994 and has determined that it has met and generally expects to meet in the future the 75% and 95% gross income tests through the rental of the property it has and acquires, and by monitoring the sale of assets has not and does not expect to violate the 30% gross income test.

     In order to qualify as "rents from real property," the amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales. The Code also provides that rents will not qualify as "rents from real property," in satisfying the gross income tests, if the REIT owns ten percent or more of the tenant, whether directly or under certain attribution rules. The Company leases and intends to lease property only under circumstances such that substantially all, if not all, rents from such property qualify as "rents from real property." Although it is possible that a tenant could sublease space to a sublessee in which the Company is deemed to own directly or indirectly ten percent or more of the tenant, the Company believes that as a result of the provisions in the Articles of Incorporation limiting ownership to eight percent such occurrence would be unlikely. Application of the ten percent ownership rule is, however, dependent upon complex attribution rules provided in the Code and circumstances beyond the control of the Company. Ownership, directly or by attribution, by an unaffiliated third party of more than ten percent of the Company's stock and more than ten percent of the stock of any lessee or sublessee would result in a violation of the rule.

     In order to qualify as "interest on obligations secured by mortgages on real property," the amount of interest received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     In addition, the Company must not manage its properties or furnish or render services to the tenants of its properties, except through an independent contractor from whom the Company derives no income. There is an exception to this rule permitting a REIT to perform directly certain "usually or customarily rendered "tenant services of the sort which a tax-exempt organization could perform without being considered in receipt of

"unrelated business taxable income." The Company self-manages the properties, but does not provide services to tenants which it believes are outside the exception.

     If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Generally, this 15% test is applied separately to each lease. The portion of rental income treated as attributable to personal property is determined according to the ratio of the tax basis of the personal property to the total tax basis of the property which is rented. The determination of what fixtures and other property constitute personal property for federal tax purposes is difficult and imprecise. Based upon allocations of value as found in the purchase agreements and/or upon review by employees of the Company, the Company currently does not have and does not believe that is likely in the future to have 15% in value of any of its real properties classified as personalty. Waller Lansden Dortch & Davis, in rendering its opinion as to the qualification of the Company as a REIT, is relying on the allocations found in the purchase agreements and/or the conclusions of the Company and its senior management as to the proportionate value of the personalty. If, however, rent payments do not qualify, for reasons discussed above, as rents from real property for purposes of Section 856 of the Code, it will be more difficult for the Company to meet the 95% or 75% gross income tests and continue to qualify as a REIT.

     The Company is and expects to continue performing third-party management services. If the gross income to the Company from this or any other activity producing disqualified income for purposes of the 95% or 75% gross income test exceeds three percent, the Company intends to provide such services through an affiliated entity to avoid failing to satisfy either the 95% or 75% gross income test. The Company presently has an affiliated entity which is engaged in development activities.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to know whether the Company would be entitled to the benefit of these relief provisions as the application of the relief provisions is dependent on future facts and circumstances. If these relief provisions apply, a special tax generally equal to 100% is imposed upon the net income attributable to the greater of the amount by which the Company failed the 75% or 95% gross income tests.

ASSET TESTS

     At the close of each quarter of the Company's taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must consist of real estate assets (including interests in real property and interests in mortgages on real property as well as its allocable share of real estate assets held by joint ventures or partnerships in which the Company participates), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those includable in the 75% asset class. Finally, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed five percent of the value of the Company's total assets, and the Company may not own more than ten percent of any one issuer's outstanding voting securities. The Company, however, may own 100% of the stock of a corporation if such stock is held by the Company at all times during such subsidiary's existence. Such a subsidiary is called a "qualified REIT subsidiary". Under that circumstance, the qualified REIT subsidiary is ignored and the assets, income, gain, loss and other attributes are treated as being owned or generated directly by the Company for federal tax purposes. The Company currently has two wholly owned qualified REIT subsidiaries.

     If the Company meets the 25% requirement at the close of any quarter, it will not lose its status as a REIT because of the change in value of its assets unless the discrepancy exists immediately after the acquisition of any security or other property which is wholly or partly the result of an acquisition during such quarter. Where a failure to satisfy the 25% asset test results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of such quarter. The Company maintains and intends to continue to maintain adequate records of the value of its assets to maintain compliance with the 25% asset test, and to take such action as may be required to cure any failure to satisfy the test within 30 days after the close of any quarter.

     In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount equal to or greater than the excess of (A) the sum of (i) 95% of the Company's "real estate investment trust taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, (after tax) from foreclosure property, over (B) the sum of certain non-cash income (from certain imputed rental income and income from transactions inadvertently failing to qualify as like-kind exchanges). These requirements may be waived by the IRS if the REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the four percent excise tax described below. To the extent that the Company does not distribute all of its net long-term capital gain and all of its "real estate investment trust taxable income," it will be subject to tax thereon. In addition, the Company will be subject to a four percent excise tax to the extent it fails within a calendar year to make "required distributions" to its shareholders of 85% of its ordinary income and 95% of its capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for such preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of the taxable income of the Company for the taxable year (without regard to the deduction for dividends paid) and all amounts from earlier years that are not treated as having been distributed under the provision. Dividends declared in the last quarter of the year and paid during the following January will be treated as having been paid and received on December 31. The Company has analyzed its income and distributions for its short taxable year ended December 31, 1994 and has satisfied the distribution test for such year.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirements due to timing differences between actual receipt of income and actual payment of deductible expenses or dividends on the one hand and the inclusion of such income and deduction of such expenses or dividends in arriving at "real estate investment trust taxable income" of the Company on the other hand. The problem of inadequate cash to make required distributions could also occur as a result of the repayment in cash of principal amounts due on the Company's outstanding debt, particularly in the case of "balloon" repayments or as a result of capital losses on short-term investments of working capital. Therefore, the Company might find it necessary to arrange for short-term, or possibly long-term borrowing, or new equity financing. If the Company were unable to arrange such borrowing or financing as might be necessary to provide funds for required distributions, its REIT status could be jeopardized.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company may in certain circumstances remain liable for the four percent excise tax described above.

     The Company is also required to request annually (within 30 days after the close of the REIT's taxable year) from record holders of certain significant percentages of its shares certain written information regarding the ownership of such shares. A list of shareholders failing to fully comply with the demand for the written statements shall be maintained as part of the Company's records required under the Code. Rather than responding to the Company, the Code allows the shareholder to submit such statement to the IRS with the shareholder's tax return. The Company's Bylaws require such record holders to respond to such requests for information.

FEDERAL INCOME TAX TREATMENT OF LEASES

     The availability to the Company of, among other things, depreciation deductions with respect to the facilities owned and leased by the Company depends upon the treatment of the Company as the owner of the facilities and the classification of the leases of the facilities as true leases, rather than as sales or financing arrangements, for federal income tax purposes. The Company has not requested nor received an opinion that it will be treated as the owner of the portion of the facilities constituting real property and the leases will be treated as true leases of such real property for federal income tax purposes. Based on the conclusions of the Company and its senior management as to the values of personalty, the Company has met and plans to meet in the future its compliance with the 95% distribution requirement (and the required distribution requirement) by making distributions on the assumption that it is not entitled to depreciation deductions for that portion of the leased facilities which it believes constitutes personal property, but to report the amount of income taxable to its shareholders by taking into account such depreciation. The value of real and personal property and whether certain fixtures are real or personal property are factual evaluations that cannot be determined with absolute certainty under current IRS regulations and therefore are somewhat uncertain.

OTHER ISSUES

     With respect to property acquired from and leased back to the same or an affiliated party, the IRS could assert that the Company realized prepaid rental income in the year of purchase to the extent that the value of the leased property exceeds the purchase price paid by the Company for that property. In litigated cases involving sale-leasebacks which have considered this issue, courts have concluded that buyers have realized prepaid rent where both parties acknowledged that the purported purchase price for the property was substantially less than fair market value and the purported rents were substantially less than the fair market rentals. Because of the lack of clear precedent and the inherently factual nature of the inquiry, complete assurance cannot be given that the IRS could not successfully assert the existence of prepaid rental income in such circumstances. The value of property and the fair market rent for properties involved in sale-leasebacks are inherently factual matters and always subject to challenge.

     Additionally, it should be noted that Section 467 of the Code (concerning leases with increasing rents) may apply to those leases of the Company which provide for rents that increase from one period to the next. Section 467 provides that in the case of a so-called "disqualified leaseback agreement," rental income must be accrued at a constant rate. If such constant rent accrual is required, the Company would recognize rental income in excess of cash rents and as a result, may fail to meet the 95% dividend distribution requirement. "Disqualified leaseback agreements" include leaseback transactions where a principal purpose of providing increasing rent under the agreement is the avoidance of federal income tax. Because Section 467 directs the Treasury to issue regulations providing that rents will not be treated as increasing for tax avoidance purposes where the increases are based upon a fixed percentage of lessee receipts additional rent provisions of leases containing such clauses should not be "disqualified leaseback agreements." In addition the legislative history of Section 467 indicates that the Treasury should issue regulations under which leases providing for fluctuations in rents by no more than a reasonable percentage from the average rent payable over the term of the lease will be deemed not motivated by tax avoidance; this legislative history indicates that a standard allowing a ten percent fluctuation in rents may be too restrictive for real estate leases. It should be noted, however, that leases involved in sale-leaseback transactions are subject to special scrutiny under this Section. The Company, based on its evaluation of the value of the property and the terms of the leases, does not believe it has or will have in the future rent subject to the provisions of Section 467.

     Subject to a safe harbor exception for annual sales of up to seven properties (or properties with a basis of up to 10% of the REIT's assets) that have been held for at least four years, gain from sales of property held for sale to customers in the ordinary course of business is subject to a 100% tax. The simultaneous exercise of options to acquire leased property that may be granted to certain lessees or other events could result in sales of properties by the Company that exceed this safe harbor. However, the Company believes that in such event, it will not have held such properties for sale to customers in the ordinary course of business.

     As a part of the formation transactions effected in connection with its initial public offering, the Company exchanged with J. Donald Nichols 15 parcels of land subject to approximately $3.0 million of debt for a shopping center in Georgia that was encumbered with approximately $3.2 million of debt. No appraisals were obtained with respect to any of these properties. If the IRS determines that the value of one or more of these properties differs from the value utilized by the Company, the Company may recognize a taxable gain.

DEPRECIATION OF PROPERTIES

     For tax purposes, the Company's real property acquired subsequent to its initial public offering will be depreciated over 40 years and personal property over seven years utilizing the straight-line method of depreciation. The Company's existing real property will be depreciated over the remaining lives and in accordance with the method being used by the Company prior to the initial public offering.

FAILURE TO QUALIFY AS A REIT

     If the Company fails to qualify for federal taxation purposes as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax on its taxable income at regular corporate rates (plus any applicable alternative minimum tax). Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, eligible for the 70% dividends received deductions for corporate shareholders. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the following four taxable years. It is not possible to state whether in all circumstances the Company would be entitled to statutory relief from such disqualification. Failure to qualify for even one year could result in the Company's incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements of JDN Realty Corporation incorporated by reference in JDN Realty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities and the description of federal income tax considerations will be passed upon for the Company by Waller Lansden Dortch & Davis, Nashville, Tennessee. Certain matters of Maryland law will be passed upon for the Company by Morgan, Lewis & Bockius, Washington, D.C.

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  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Additional Available Information......   S-2
The Company...........................   S-3
Recent Developments...................   S-3
The Offering..........................   S-6
Use of Proceeds.......................   S-6
Price Range of Common Stock and
  Distributions.......................   S-7
Underwriting..........................   S-8
Legal Matters.........................   S-8
              PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     4
Use of Proceeds.......................     4
Risk Factors..........................     5
Ratio of Earnings to Fixed Charges....     8
Description of Capital Stock..........     8
Description of Common Stock...........     9
Description of Common Stock
  Warrants............................    11
Description of Preferred Stock........    12
Description of Debt Securities........    16
Federal Income Tax Considerations.....    21
Plan of Distribution..................    28
Experts...............................    29
Legal Matters.........................    29

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                                1,900,000 SHARES
                                   (LOGO) JDN
                             JDN REALTY CORPORATION
                                  COMMON STOCK
                                  ------------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER 13, 1996
                                  ------------

                               SMITH BARNEY INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.
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